May 11, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Charles Lee

Re:           Green Polkadot Box Incorproated (f/k/a Vault America, Inc.)
Form 8-K
Filed March 6, 2012
Form 10-Q for Fiscal Quarter Ended January 31, 2012
Filed March 13, 2012
File No. 333-74928

Dear Mr. Lee:

We are counsel to Green Polkadot Box Incorporated (f/k/a Vault America, Inc.), a Nevada corporation (the “Company”).  We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated March 29, 2012 (the “Comment Letter”) relating to the Company’s Form 8-K filed on March 6, 2012.  In connection with the Comment Letter, as explained in the responses set forth below, the Company filed Amendment No. 1 to Form 8-K on April 23, 2012 (the “Amended 8-K”).  Set forth below are the Company’s responses to the Staff’s comments.  For convenience of the Staff, the numbered paragraphs below correspond to the headings and numbered paragraphs contained in the Comment Letter.

Item 1.01. Entry into a Material Definitive Agreement, page 2

1.	Please file a Form D for the sale of the GPDB Notes. See Securities Act Rule 503.

Response:

The Company filed a Form D for the sale of the GPDB Notes on April 9, 2012.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 3

Item 5. Directors and Executive Officers, page 17

Involvement in Certain Legal Proceedings, page 19

2.
Please confirm to us that, to the extent not already provided, you are not required to provide the disclosure required by Item 401(f) of Regulation S-K for each of the events enumerated in paragraph (1) through (8) of such item.

Response:

The Company confirms that, other than the legal proceedings previously disclosed, the Company has no knowledge of the existence of events enumerated in paragraph (1) through (8) of Item 401(f) of Regulation S-K.

Item 6. Executive Compensation, page 20

Summary Compensation Table, page 20

3.
We note that you have not provided any identification of the items included in the “All Other Compensation” column. Please confirm to us that such identification is not required pursuant to Item 402(o)(7) of Regulation S-K.

Response:

The Company provided identification of the items included in the “All Other Compensation” column of the Summary Compensation Table in the Amended 8-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 20

4.	Please provide the disclosure required by Item 404(c) of Regulation S-K.

Response:

Disclosures under Item 404(c) of Regulation S-K were added to the Amended 8-K.

Item 9. Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 21

5.
We note the statement here and on page 8 that your common stock is eligible for quotation on the OTC Bulletin Board. We also note that you are not required to file reports under Exchange Act Section 13 because your common stock is not registered under Exchange Act Section 12 and your reporting obligations under Exchange Act Section 15(d) are currently suspended. Please provide us with your analysis for why you believe your common stock is eligible to be quoted on the OTC Bulletin Board pursuant to FINRA Rule 6530(a).

Response:

The Company filed a Form 8-A on April 2, 2012.  The Company based its eligibility to use Form 8-A on Compliance and Disclosure Interpretations, Section 102. Form 8-A, Question 102.03.

6.
In the third paragraph, please revise the number of shares of common stock reserved for issuance upon exercise of outstanding warrants to include the 24,000 warrants issued as part of the units on March 1, 2012 to the extent these warrants have not been exercised.  If appropriate, please also make a corresponding change to the aggregate number of shares of common stock subject to outstanding options or warrants in the fourth paragraph.

Response:

The Company made requested revisions to the warrant numbers in the Amended 8-K.

Item 11. Description of Registrant’s Securities to be Registered, page 22

7.	We note that you have authorized shares of preferred stock. Please provide the disclosure required by Item 202(a)(4) of Regulation S-K.

Response:

The Company, although having no outstanding preferred stock, disclosed the information required by Item 202(a)(4) of Regulation S-K in the Amended 8-K.

Item 13. Financial Statements and Supplementary Data, page 23

8.	Please revise to provide or to expressly incorporate by reference the financial information required by Article 8 of Regulation S-X.

Response:

The reference made in Item 13 of the Amended 8-K was revised to expressly incorporate by reference the financial information required by Article 8 of Regulation S-X.

Item 9.01. Financial Statements and Exhibits, page 24

9.	Please file the exhibits that are required by Item 601 of Regulation S-K for a Form 10 with respect to The Green Polkadot Box, Inc. See Item 2.01(f) of Form 8-K and Item 15(b) of Form 10.

Response:

The Company filed exhibits with respect to The Green Polkadot Box, Inc. to the Amended 8-K.

Financial Statements for The Green Polka Dot Box, LLC (A Development Stage Company), page F-1

Note 1 – Organization and Basis of Presentation, page F-8

Going Concern, page F-8

10.
Filings containing accountant’s reports that include an explanatory paragraph describing a going concern uncertainty should include prominent disclosure of the company’s viable plans to overcome such difficulties. Please disclose your expected demands for cash, and revise your disclosure regarding expected sources of cash to clarify whether you have commitments from your executive officers and directors or other parties to provide capital or loans. See Section 607.02 of the SEC’s Codification of Financial Reporting Policies.

Response:

The Company will expand its disclosure in Note 1 for “Going Concern” to incorporate the facts that management believes it will be successful in raising short-term cash approximating $500,000 in the form of inventory financing due to the early success of the Company’s sales.

Subsequent to February 1, 2012, the date of its audit report, the Company received, proceeds of $300,000 of a total commitment of $500,000 in short-term inventory financing. The Company commenced a $6,000,000 private placement offering with placement agents.  The Company intends to use these proceeds for general business development expenses and inventory acquisition, if necessary.  These items will be noted in the March 31, 2012, first quarter filing.

The Company has also removed the sentence, “If adequate funds cannot be raised outside of the Company, the Company’s officers and directors may need to contribute funds to sustain operations.” The Company has not been able to secure these commitments at this time, and may not be able to do so in the future.

Note 7 – Membership Agreements – Deferred Revenue, page F-15

11.
Please tell us your basis in GAAP for classifying as deferred revenues, and ultimately as revenues: a) the $500 worth of bonus points issued to founding trust lifetime members upon payment of their initial $2,000 fee; and b) the additional $2,000 worth of reward points earned by these members over the 18 month period following payment of the lifetime membership fee. It appears your accounting, over time, would result in the recognition of $4,500 of revenues per founding trust membership fee, when you only collected $2,000 per membership.

Response:

Green Green PolkaDot Box established the Founding Trust Membership to reward its early members for their willingness to purchase their membership prior to the Company shipping its first order.  The Company believes that the Founding Trust Members build the foundation of its membership base.  Each Founding Trust Member paid $2,000.  Upon payment of this fee, the member received 2,000 rewards points as well as an additional bonus of 500 points.  In addition to the 2,500 rewards points received for signing up, each member has the opportunity to receive an additional 2,000 points over 18 months if the criteria in the agreement are met.  As a result of the short-term cash flow issues brought upon by these agreements, the Company discontinued the sale of the Founding Trust Membership Agreements effective January 1, 2012 (with the exception of a handful that were committed prior to January 1, 2012).

The Company had previously accounted for the Founding Trust Membership fees as deferred revenue based on the guidance provided for revenue recognition in Accounting Standards Update No. 2009-13. The Company accounted for the 500 bonus points awarded each Founding Trust Member, as well as the additional 2,000 bonus points (to the extent those are “earned and awarded” each month to the member),  as deferred revenue, and the Company recorded a liability for such.  Because the 500 points were awarded to the member upon payment of the membership fee, the Company had previously recorded a promotional advertising expense (in cost of sales) of $500 on its books at the time those points were awarded.    The Company recorded a similar expense each month for the additional deferred revenue liability it books related to the portion of the 2,000 “bonus points” awarded that month.    The accounting guidance suggests the deferred revenue liability be amortized over a reasonable period using reasonable estimates based on prior historical results.  In this case, the Company has no prior history to make such “reasonable estimate” and therefore will recognize the associated revenue against its deferred revenue liability as the Founding Trust Member “redeems” the associated reward points.  As the Company builds a reasonable history with the redemption of these rewards points, it will consider that history in evaluating an appropriate “amortization” period with respect to its related deferred revenue liability.

The Company has evaluated this comment and wishes to provide additional information to the Commission as it relates to potential adjustments and amendments to its reporting. The Company sees that the “deferred revenues” terminology could create a situation that may be a bit misleading. The recognition of the liability attributable to the members as it relates to the accumulation of their earned points can be considered a “contra-expense”, and not necessarily revenue. The Company suggests rephrasing this liability to “Reward Point Liability”.

The Company understands that its recording of these fees for the initial cash component is sufficient and recorded this as follows:

Dr. Cash; Cr. Reward Point Liability (formerly deferred revenue). This would typically be deferred revenue as is the case with the annual and club membership fees received, but there is no way to recognize which points the members use when purchasing merchandise to properly record the revenue. Therefore, the entire amount will just be considered “reward point expense” when the points are redeemed.

As for the points (dollars) given/earned to/by the Members – the accounting entry has been:

Dr. Promotional Advertising; Cr. Reward Point Liability (formerly deferred revenue).

However, the Company can charge an expense titled “Reward Point Expense” to keep the terminology consistent.  When the Members use the points for their purchase of merchandise, the liability will be reduced.

Originally, the Company recognized this as revenue, however, would be open to a reclassification to a “contra-expense”.  A proposed entry of Dr. Reward Point Liability; Cr. Reward Point Expense can be recorded.

This can be done to better portray the sense of the transaction.  The one issue here is that by recording these transactions like this, in 2011 the Company will have a large hit to the operations, which would be reversed when the points are actually used, thus creating the continued improper matching.

Alternatively, the Company can record the points given away to the Members whether they were provided to them as a bonus or whether they were earned in accordance with the agreement as a deferred cost, and amortize that cost as the points are used until the Company can establish a proper life. By doing this, essentially the liability and the assets simultaneously are reclassified to the statement of operations from the balance sheet and thus there is no equity impact. The entries would be as follows:

Dr. Deferred Costs; Cr. Reward Point Liability when given to the Members or when earned by the Members.

Then, when used to purchase merchandise, Dr. Reward Point Liability; Cr. Reward Point Expense; and Dr. Reward Point Expense; Cr. Deferred Costs.

Note, the above entries do not consider the normal reduction of inventory for the merchandise being sold with the reward points.

The Company believes the recording of the “reward points” should be classified as an expense initially and not as a deferred cost, but presents this situation as an alternate method. Upon further review of this response by the Staff, the Company will amend their financials and the 8-K regarding the treatment of these fees

12.	If some or all founding trust lifetime memberships were sold to related parties, please disclose this fact and also disclose the dollar amount of the related party transactions. See ASC 850-10-50-1.

Response:

Less than 1% of the Company’s Founding Trust memberships were issued/sold to related parties.  Those related party memberships were sold to Gary Smith, Dallon Smith, Doug Smith and Sariah Smith for a total combined value of $8,000.  The Company will note this as a related party transaction in this footnote.

Form 10-Q for Fiscal Quarter Ended January 31, 2012

13.
We note that you filed Form 10-Q for the quarterly period ended January 31, 2012 on March 13, 2012 reporting the financial condition and results of operations of the former shell company/legal acquirer prior to the reverse merger transaction. However, it is important to note that any reports filed after February 29, 2012, the date of the reverse acquisition, should not reflect the historical results of the former shell company/legal acquirer, but instead should parallel the financial reporting required under GAAP as if the private operating company/accounting acquirer were the legal successor to the your reporting obligation as of the date of the acquisition. As such, please confirm that going forward, you will report the financial condition and results of operations of the Company and its wholly-owned operating subsidiary, GPDB, and that historical financial statements will reflect the historical operations of GPDB. Also, in light of your new fiscal year end of December 31, please confirm you plan to file, when due, the requisite first quarter Form 10-Q reporting the financial condition and results of operations of the Company and its wholly-owned operating subsidiary, GPDB, as of and for the three months ended March 31, 2012.

Response:

The Company confirms that going forward, the Company will report the financial condition and results of operations of the Company and its wholly-owned operating subsidiary, GPDB, and that historical financial statements will reflect the historical operations of GPDB.

The Company further confirms that, in light of your new fiscal year end of December 31, the Company intends to file, when due, the requisite first quarter Form 10-Q reporting the financial condition and results of operations of the Company and its wholly-owned operating subsidiary, GPDB, as of and for the three months ended March 31, 2012.

Acknowledgement of the Accuracy and Adequacy of Disclosure

•	The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very Truly Yours,

/s/ Jay K. Yamamoto for

Andrea Cataneo
Enclosures